FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
X Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Abdo John E	2. Issuer Name and Ticker or Trading Symbol BFC Financial Corporation (BFCFB)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner X Officer (give title below) Other (specify below) Vice Chairman of the Board
(Last) (First) (Middle) 1750 East Sunrise Boulevard Third Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 04/23/03
(Street) Fort Lauderdale, FL 33304		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock Class A								1,019,563	I	Inter Vivos Trust(1)
Common Stock Class B	04/23/03		M		109,939	A	$1.32	480,689	I	Inter Vivos Trust(1)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option	$1.3200	04/23/03		M			109,939	02/11/94	02/11/04	Common Stock Class B	375,000		265,061	I	Inter Vivos Trust(1)
Stock Option	$1.2467							02/07/95	02/07/05	Common Stock Class B	375,000		375,000	I	Inter Vivos Trust(1)
Stock Option	$4.4667							01/01/98	07/01/07	Common Stock Class B	375,000		375,000	I	Inter Vivos Trust(1)
Srock Option	$10.3333							07/13/98	01/13/08	Common Stock Class B	225,000		225,000	I	Inter Vivos Trust(1)
Stock Option	$6.0000							04/06/04	04/06/09	Common Stock Class B	75,000		75,000	I	Inter Vivos Trust(1)
Stock Option	$5.1500							02/07/08	02/07/13	Common Stock Class B	75,000		75,000	I	Inter Vivos Trust(1)
Explanation of Responses: (1) Held in Inter Vivos Trust in the name of John E. Abdo as Trustee under Trust Agreement dated 3/15/1976 (2)
By: /s/ John E. Abdo **Signature of Reporting Person	04/23/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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